SUPPLEMENT

(To Prospectus Supplement dated August 29, 2005 to Prospectus dated June 24, 2005)

$759,219,625

(Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-AC6

Issuer

Asset-Backed Certificates, Series 2005-AC6

EMC Mortgage Corporation

Seller

Wells Fargo Bank, National Association

Master Servicer

Bear Stearns Asset Backed Securities I LLC

Depositor

The table on the cover of the prospectus supplement shall be replaced with the following:

Class	Original Certificate Principal Balance	Pass-Through Rate	Class	Original Certificate Principal Balance	Pass-Through Rate
Class I-A-1	$ 30,000,000	(1)(2)(3)	Class II-1-A-2	$ 29,513,254	(3)
Class I-A-2	Notional(4)	(1)(3)	Class II-1-A-3	Notional(4)	(3)
Class I-A-3	$ 75,000,000	5.50%(1)(2)	Class II-1-X	Notional(4)	(3)
Class I-A-4	$ 65,048,000	5.40%(1)(2)	Class II-1-PO	$ 536,221	(5)
Class I-M-1	$ 12,427,000	(1)(2)(3)	Class II-2-A	$ 394,791,000	(3)
Class I-M-2	$ 11,337,000	(1)(2)(3)	Class II-B-1	$ 18,181,000	(3)
Class I-M-3	$ 4,360,000	(1)(2)(3)	Class II-B-2	$ 8,112,000	(3)
Class I-B-1	$ 4,360,000	(1)(2)(3)	Class II-B-3	$ 4,476,000	(3)
Class I-B-2	$ 4,578,000	(1)(2)(3)	Class II-1-R-1	$ 50	(5)
Class I-B-3	$ 3,924,000	(1)(2)(3)	Class II-1-R-2	$ 50	(5)
Class II-1-A-1	$ 92,576,000	5.25%	Class II-1-R-3	$ 50	(5)

(1)  Subject to an interest rate cap as described in this prospectus supplement.

(2)  Subject to a step-up if the group I optional termination right is not exercised.

(3)  The pass-through rates on these classes are variable rates as described under “Summary—Description of the Certificates—Pass-Through Rates” in this prospectus supplement.

(4)  Notional Amount. The Class I-A-2, Class II-1-A-3 and Class II-1-X Certificates will pay only interest, in each case, calculated on a notional amount as described in this prospectus supplement.

(5)  The Class II-1-PO, Class II-1-R-1, Class II-1-R-2 and Class II-1-R-3 Certificates will pay only principal and are not entitled to distributions of interest.

The third paragraph under the caption “SUMMARY—Pass-Through Rates” on page S-10 of the prospectus supplement shall be deleted and replaced with the following:

After the group I optional termination date, we will increase the margin applicable to the pass-through rate for the Class I-A-1 Certificates, as described above, by 0.500% per annum, the applicable pass-through rate of the Class I-A-3 Certificates and Class I-A-4 Certificates, as described above, by 0.500% per annum, the margin applicable to the pass-through rate for the Class I-M-1 Certificates, as described above, by 0.250% per annum, the margin applicable to the pass-through rate for the Class I-M-2 Certificates, as described above, by 0.330% per annum, the margin applicable to the pass-through rate for the Class I-M-3 Certificates, as described above, by 0.360% per annum, the margin applicable to the pass-through rate for the Class I-B-1 Certificates, as described above, by 0.600% per annum, the margin applicable to the pass-through rate for the Class I-B-2 Certificates, as described above, by 0.675% per annum, and the margin applicable to the pass-through rate for the Class I-B-3 Certificates, as described above, by 0.875% per annum.

The tenth sentence of second paragraph of the definition “Pass-Through Rates”, under the caption “DESCRIPTION OF CERTIFICATES—Glossary”, on page S-72 of the prospectus supplement shall be deleted and replaced with the following:

If the majority holder of the Class I-C Certificate does not exercise its optional termination right with respect to loan group I as described under “—Optional Termination”, the margin applicable to the Pass-Through Rate for the Class I-A-1 Certificates shall increase by 0.500% per annum, the applicable Pass-Through Rate for the Class I-A-3 Certificates and Class I-A-4 Certificates shall increase 0.500% per annum to 6.000% and 5.900%, respectively, and the margin applicable to the Pass-Through Rate for the Class I-M-1 Certificates shall increase by 0.250% per annum, the margin applicable to the Pass-Through Rate for the Class I-M-2 Certificates shall increase by 0.330% per annum, the margin applicable to the Pass-Through Rate for the Class I-M-3 Certificates shall increase by 0.360% per annum, the margin applicable to the Pass-Through Rate for the Class I-B-1 Certificates shall increase by 0.600% per annum, the margin applicable to the Pass-Through Rate for the Class I-B-2 Certificates shall increase by 0.675% per annum, the margin applicable to the Pass-Through Rate for the Class I-B-3 Certificates shall increase by 0.875% per annum and the margin applicable to the Pass-Through Rate for the Class I-B-4 Certificates shall increase by 1.500% per annum, in each case on the earlier of (i) the first distribution date after the Group I 20% Clean-up Call Date or (ii) the distribution date in August 2015.

Paragraph (C) under the caption “Distributions on the Certificates—Distributions on the Group II-2 Certificates and the Group II Subordinate Certificates” on page S-85 of the prospectus supplement shall be deleted and replaced with the following:

(C)          On each distribution date prior to the Cross-Over Date but after the reduction of the Certificate Principal Balance of all of the group II senior certificates related to a Subgroup or loan group II-2 to zero, the remaining class or classes of group II senior certificates (other than the Interest Only Certificates) will be entitled to receive in reduction of their Certificate Principal Balances, pro rata based upon their Certificate Principal Balances immediately prior to such distribution date, in addition to any Principal Prepayments related to such remaining group II senior certificates’ respective Subgroup or loan group allocated to such group II senior certificates, 50% of the Principal Prepayments on any mortgage loan in the Subgroup, Subgroups or loan group relating to the class or classes of group II senior certificates of the fully repaid certificate group or subgroup; provided, however, that if (A) the weighted average of the Subordinate Percentages on such distribution date equals or exceeds two times the initial weighted average of the Subordinate Percentages and (B) the aggregate Stated Principal Balance of the mortgage loans in loan group II delinquent 60 days or more (including for this purpose any such mortgage loans in foreclosure and bankruptcy and mortgage loans with respect to which the related mortgaged property has been acquired by the trust), averaged over the last six months, as a percentage of the sum of the aggregate Certificate Principal Balance of the Subordinate Certificates does not exceed 50%, then the additional allocation of Principal Prepayments to the group II senior certificates in accordance with this paragraph (C) will not be made and 100% of the Principal Prepayments on any mortgage loan in the Subgroup or loan group relating to the fully repaid class or classes of group II senior certificates will be allocated to the group II subordinate certificates.

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You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information.

We are not offering the Series 2005-AC6 Asset-Backed Certificates in any state where the offer is not permitted.

Until 90 days after the date of this supplement, all dealers effecting transactions in the certificates offered by this supplement, whether or not participating in this distribution, may be required to deliver this prospectus supplement and the accompanying prospectus. This is in addition to the obligation of dealers to deliver this supplement and the accompanying prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Bear, Stearns & Co. Inc.

The date of the supplement is September 22, 2005